Exhibit 99.1

Allot Communications Announces Preliminary
Revenue Ahead of Guidance and will Host Fourth
Quarter 2016 Earnings Conference Call on Tuesday,
February 7, 2017

Hod Hasharon, Israel – January 3, 2016 - Allot Communications Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading provider of security and monetization solutions that enable service providers to protect and personalize the digital experience, announced today that it will host a conference call to discuss its fourth quarter and full year 2016 earnings results on Tuesday, February 7, 2017 at 8:30AM ET (1:30PM UK, 3:30PM Israel). The financial results will be published prior to the conference call.

The company also announced that it expects that the fourth quarter revenues will be in the range of $23-24 million, slightly above the expectation of $20-23 million provided on the last quarterly call. For the full year it expects that the revenues will be in the range of $90-91 million, slightly  above the formerly announced annual guidance range of between $87-90 million. The company will provide more details in its upcoming earnings conference call.

To access the conference call, please dial one of the following numbers:

US:  + 1-347-293-1926, UK: +44 (0)20-3514-1906, Israel: +972-3-918-0609

The day following the call, a recording of the conference call will be available for 30 days. To access the recording, please dial: 1-888-269-0005; UK: +44 (0) 800-917-1246

A live webcast of the conference call can be accessed on the Allot Communications website at http://www.allot.com. The webcast will also be archived on the website following the conference call.

About Allot Communications

Allot Communications Ltd. (NASDAQ, TASE: ALLT) is a leading provider of security and monetization solutions that enable service providers to protect and personalize the digital experience. Allot's flexible and highly scalable service delivery framework leverages the intelligence in data networks enabling service providers to get closer to their customers; to safeguard network assets and users; and to accelerate time-to-revenue for value-added services. We employ innovative technology, proven know-how and a collaborative approach to provide the right solution for every network environment. Allot solutions are currently deployed at 5 of the top 10 global mobile Operators and in thousands of CSP and enterprise networks worldwide. For more information, please visit: www.allot.com.

Investor Relations Contact: GK Investor Relations Ehud Helft/Gavriel Frohwein +1 646 688 3559 allot@gkir.com	Public Relations Contact: Sigalit Orr Director Corporate Communications International dialing +972-54-268-1500 sorr@allot.com